Taboola

Taboola E-Commerce with Connexity

Powering **e-Commerce** Recommendations for the Open Web

September 28, 2021

DISCLAIMER

Forward-Looking Statements

Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or Taboola.com Ltd.'s (the "Company") future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management are inherently uncertain. Uncertainties and risk factors that could affect the Company's future performance and cause results to differ from the forward-looking statements in this presentation include, but are not limited to: the ability to recognize the anticipated benefits of the transactions with ION Acquisition Corp. 1 Ltd. (the "Business Combination") and Shop Management, LLC (the "Connexity Acquisition), including expected synergies, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination and the Connexity Acquisition; changes in applicable laws or regulations; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company's ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company's AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, "third party cookies" and its impact on digital advertising; continued engagement by users who interact with the Company's platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company's revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the Company's registration statement on Form F-4 relating to the Business Combination filed on July 13, 2021, and the registration statement on Form F-1 filed on September 1, 2021 and in subsequent filings with the Securities and Exchange Commission ("SEC").

Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they were made. The inclusion of these projections does not constitute republication or affirmation thereof as any other date. The Company undertakes no duty to update these forward-looking statements except as required by law.

Non-GAAP Financial Measures

This Presentation includes certain financial measures not presented in accordance with GAAP including, but not limited to, ex-TAC Gross Profit, Adjusted EBITDA, Free Cash Flow and certain ratios and other metrics derived therefrom and related margin measures. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company's presentation of these measures may not be comparable to similarly-titled measures used by other companies.

The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP.

Use of Projections

This Presentation contains financial forecasts with respect to the Company's projected financial results, including Revenue, Gross Profit, ex-TAC Gross Profit, Net Income and Adjusted EBITDA for the Company's third quarter of 2021 and full years 2021 and 2022. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. As discussed under "Financial Information" above, all financial information, including the projected information, was prepared in accordance with GAAP. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information or that the prospective financial information will be the same as that presented in the proxy statement related to the Business Combination. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Industry and Market Data

In this Presentation, the Company relies on and refer to certain information and statistics obtained from third-party sources, which it believes to be reliable. The Company has not independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data.

This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c) or (r) symbols, but the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

TODAY'S PRESENTERS



Adam Singolda
Founder & CEO



Stephen Walker
CFO



Bill Glass
CEO of Connexity



Tom Inbal
VP Strategy &
Corporate Development

E-COMMERCE IS REVOLUTIONIZING THE OPEN WEB

e-Commerce is skyrocketing with $5 trillion in online retail sales a year and $40 billion in ad spend[1]

Social Media platforms such as Instagram and WeChat are becoming e-Commerce networks

e-Commerce is set to become a primary revenue source for open web publishers

Merchants need an alternative to Amazon

With Connexity now part of Taboola, we are well positioned to capitalize on this opportunity and drive top-line and ex-TAC growth through e-Commerce



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Taboola

(1) 2021 estimates, eMarketer.

AGENDA

- **About Taboola**
- Market Opportunity
- Taboola E-Commerce (with Connexity)
- Synergies Mid Term (3-5 years)
- Financial Information - 2021, 2022 Guidance


THEDAILY
Trending on The Web
What do pumpkin spice flavoured dog treats say about the state of humanity?

We Power Recommendations for The Open Web

Helping people discover things they may like

TABOOLA = SEARCH "IN REVERSE"

From people looking for information
to information looking for people



YOU HAVE SEEN TABOOLA BEFORE


9:41
NEWS
table.
“Cheese carrots are a Thanksgiving staple at my in-laws,” they wrote. “It doesn't even look as nice as this picture. Literally just a block of Velveeta cheese and carrots baked together.”
It's safe to say that with Thanksgiving recipes like these, there won't be an empty plate in sight.
Taboola Feed
Sponsored

SOLVING TREMENDOUSLY DIFFICULT TECHNOLOGICAL CHALLENGES

Predicting what people might be interested in without the intent data that Google has or the personal data that Facebook has and doing it at massive scale.

516M DAILY ACTIVE USERS[1]

More than Twitter and Snap combined[2]

1 Petabyte
Data Processed by Taboola AI Daily[3]

330K+
CPU & GPU Cores[4]

1 Trillion
Monthly Recommendations[5]

(1) Daily Active Users measures the 7-day average number of users exposed to Taboola recommendations
(2) Twitter and Snap reported 187M and 249M (respectively) in Q3-2020 Earnings reports
(3)(4)(5)Source: Company estimates

FULL TECH STACK FOR PUBLISHERS: MISSION CRITICAL FOR THE OPEN WEB



Top Articles
PAGEVIEWS
ENGAGEMENT SCORE
80,056
53
Taboola Newsroom

$2B+ Paid To Publishers Over 3 Years[1]

Monetization

Monetizing with non-interruptive, native ads

Engagement

Engaging users by recommending organic content

Audience

Driving quality audiences from across the network

Empowering editorial teams with actionable data insights



NEWS
Taboola Feed
SPONSORED / BLINKIST
Apple Recommends The App All The Intellectuals Are Using To Beat...
NBC NEWS / POLITICS
Pelosi, McConnell's homes vandalized after Congress fails to approve $2K...
Jeffrey Earnhardt rejoins JD Motorsports for Xfinity ride - NB...
NBCSports

(1) See Appendix for historical annual Traffic Acquisition Costs (TAC)

THAT'S WHY TABOOLA GETS LONG-TERM, EXCLUSIVE PARTNERSHIPS WITH PUBLISHERS

"NBC News Group is excited to continue working with Taboola to expand the reach of our content and continue driving our already impressive growth. We recognize the value of Taboola's technology and their ability to drive meaningful engagement with NBC News content, especially at a time when competition for user attention is at an all-time high."

- Elisabeth Sami, SVP of Global Strategy and Business Development for NBC News Group

- 118% NDR in 2020[1]
- 9,000 publishers
- Global

Publishers on a 5+ Year Contract with Taboola

CBS Interactive, Bloomberg, msn, sport1, CNBC, NBC NEWS, NBC Sports, SYNACOR, USA TODAY, axel springer, Lagardère, Daily Mail

(1) Source: Company Data. Net Dollar Retention (ex-TAC Gross Profit) is the net growth of ex-TAC Gross Profit from existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded) for the given period divided by the ex-TAC Gross Profit from the same period in the prior-year.

LEADING PREMIUM NETWORK OF TRUSTED PUBLISHERS

tag TRUSTWORTHY ACCOUNTABILITY GROUP

MOAT

IAS Integral Ad Science

White Ops

DV DoubleVerify



msn
DISCOVER THE PLATFORM DIFFERENCE WITH JFROG PIPELINES CI/CD
PRESIDENTIAL ELECTION RESULTS: AP projects Biden will win Maine, Arizona. Click to see MSN's results map ...
We Warn You - It's Going to Be Tough Choice
Track the vote: Follow elections results live
Unified DevOps Experience
9:41
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SCORES
TaboolaFeed
We Warn You - It's Going To Be Tough Choice
How an assistance coach helped get Election Day off for all Div. 1 athletes

ADVERTISERS CHOOSE TABOOLA FOR THE OPEN WEB

- **Massive reach** – 516M Daily Active Users[1]
- **Performance** focus with measurable ROI
- **Brand safe** ad placements
- **Target ads** based on what people truly care about



Active Advertisers
14,000
13,000
12,000
11,000
10,000
9,000
8,000
Time
2018-1
2018-2
2018-3
2018-4
2019-1
2019-2
2019-3
2019-4
2020-1
2020-2
2020-3

Largest advertiser is 3% of total ad spend[1]

10th largest advertiser is 1% of total ad spend[1]

101% Net Dollar Retention over the period Q4 2018 - Q3, 2020[2]

(1) Source: Company Data
(2) Excluding Q2-2020 due to expected one-time impact of COVID-19

HAVING AN AMAZING YEAR AND IT'S JUST THE BEGINNING

Went public, raised $500M+ from great investors - Fidelity, Federated, Baron, others

---

Beat Q1 and Q2 projections, raising expectations each quarter

---

Winning incredible partners, and progressing on our growth initiatives organically and inorganically with Connexity

Taboola News


5:45
Search
Why you're still paying higher prices for your groceries
NBC News
Sean Penn Quietly Marries Australian-American Actress Leila George
E! News
9 Best Places To Ski Around The World
Expedia | Sponsored
Nasa going to Mars in search of alien life
AP
Powered by Taboola NEWS
5:45
SAT, 15 AUG 2020
New York City
week forecast
Parlty Cloudy
30.5 C
CALENDAR

xiaomi PMC HEARST SAMSUNG BBC NEWS

Taboola

RECOMMENDING *ANYTHING, ANYWHERE*
A MULTI BILLION DOLLAR OPPORTUNITY

Taboola

Core Business

$1B+ in 2020 & Growing Rapidly[2]

$10M's in 2020[1]

ANYWHERE

Taboola News
(mobile carriers, device manufacturers, CTV...)





NETFLIX
hulu
YouTube
HBO NOW
sling
Roku
SHOWTIME
VUDU
Expedia.com
Plan Your Next Trip With Us!



5:45 PM
SAT, 18 AUG 32°

ANYTHING

$10M's in 2020[3]

New products and segments
(TV ads, eCommerce, app downloads, gaming...)



BEST NEW SHOE 2021
Hoka One One Rocket X
BUY NOW - MEN'S
BUY NOW - WOMEN'S



BIG FARM
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considered. The lifecycle impact of the bag was dictated by raw material extraction and bag production, with the use of Chinese grid electricity
Read More

Note: Financial models take into consideration only the core business

(1)(2)(3)Source: Company data, Revenues

AGENDA

- About Taboola
- **Market Opportunity**
- Taboola E-Commerce (with Connexity)
- Synergies Mid Term (3-5 years)
- Financial Information - 2021, 2022 Guidance


THEDAILY
Trending on The Web
What do pumpkin spice flavoured dog treats say about the state of humanity?

THE E-COMMERCE MARKET IS GROWING FAST AND IS EXPECTED TO CONTINUE DOING SO

Retail Ecommerce Sales Worldwide, 2019-2025
trillions, % change, and % of total retail sales


$3.351
$4.213
$4.921
$5.545
$6.169
$6.773
$7.385
20.5%
25.7%
16.8%
12.7%
11.2%
9.8%
9.0%
13.8%
17.8%
19.6%
21.0%
22.3%
23.4%
24.5%
2019
2020
2021
2022
2023
2024
2025
Retail ecommerce sales
% change
% of total retail sales

Note: includes products or services ordered using the internet, regardless of the method of payment or fulfillment; excludes travel and event tickets, payments such as bill pay, taxes, or money transfers, food services and drinking place sales, gambling, and other vice goods sales
Source: eMarketer, May 2021

T11547 eMarketer | InsiderIntelligence.com

Retail Ecommerce Sales in the US, 2019-2025
trillions, % change, and % of total retail sales


$0.598
$0.792
$0.933
$1.089
$1.262
$1.449
$1.648
15.1%
32.4%
17.9%
17.3%
15.9%
14.8%
13.7%
11.0%
14.0%
15.3%
16.7%
19.3%
21.4%
23.6%
2019
2020
2021
2022
2023
2024
2025
Retail ecommerce sales
% change
% of total retail sales

Note: 2019-2025 CAGR=18.4%; includes products or services ordered using the internet, regardless of the method of payment or fulfillment; excludes travel and event tickets, payments such as bill pay, taxes, or money transfers, food services and drinking place sales, gambling, and other vice goods sales
Source: eMarketer, May 2021

T11666 eMarketer | InsiderIntelligence.com

E-COMMERCE IS ONE OF THE FASTEST GROWING DIGITAL AD SEGMENTS AND DRIVEN BY INTENT



Retail Industry Digital Ad Spending
US, 2019-2023
$28.74
$35.38
$47.59
$57.20
$66.64
21.5%
23.1%
34.5%
20.2%
16.5%
2019
2020
2021
2022
2023
billions
% change
Source: eMarketer, June 2021
eMarketer | InsiderIntelligence.com



US Ecommerce Channel Ad Spending, 2019-2024
billions, % change, and % of digital ad spending
$12.50
$18.72
$23.92
$30.21
$36.45
$41.33
37.5%
49.8%
27.8%
26.3%
20.7%
14.8%
9.4%
12.3%
12.5%
13.7%
14.6%
13.4%
2019
2020
2021
2022
2023
2024
Ecommerce channel ad spending
% change
% of digital ad spending
Note: digital advertising that appears on websites or apps that are primarily engaged in retail ecommerce; examples include advertising on Amazon, Walmart, and eBay; excludes advertising on social networks or search engines
Source: eMarketer, March 2021
264881
eMarketer | InsiderIntelligence.com

THE FUTURE OF THE OPEN WEB IS E-COMMERCE

60% of publishers list e-commerce as a top revenue opportunity.[1]

Publishers generating revenue from e-commerce has grown over 3x in the last year.[2]

There are nearly 150 Commerce Editors currently in the US - one of the fastest growing roles in the newsroom.[3]

(1) Source: eMarketer, Publishers and Commerce 2021
(2) Source: Digiday, Digiday Research: Commerce is now a revenue stream for a majority of publishers
(3) Source: LinkedIn

Future plc

$1b GMS in 2020, 47% of H1 2021 media revenue, 56% YoY growth

BuzzFeed

$500m GMS in 2020, ecommerce to be 31% of revenue by 2024

meredith

$1b GMS in FY 2021, over 25% YoY growth in related revenue

GANNETT

Reviewed.com - 50% YoY top line growth for the last 3 years

EXPANDED TABOOLA TAM TO $124B WITH E-COMMERCE AD BUDGETS


Open Web - $64B
e-Commerce - ~$40B
Walled Garden - $260B
e-Commerce - ~$60B

Taboola

$64B

+

$60B

=

$124B TAM

Merchants need effective channels beyond the walled gardens.

"For advertisers seeking brand-safe, transparent partners, reputable publishers deliver exposure and qualified customers from among their audiences."

eMarketer

$40B of the Open Web $60B is eCommerce. With Connexity we can fully tap into it for the first time.

$60B of Walled Garden TAM is eCommerce. With Connexity we can now tap into it.

Source: eMarketer, Statista, Harris Poll, Jounce, Company analysis, 2020

AGENDA

- About Taboola
- Market Opportunity
- **Taboola E-Commerce (with Connexity)**
- Synergies Mid Term (3-5 years)
- Financial Information - 2021, 2022 Guidance


THEDAILY
Trending on The Web
What do pumpkin spice flavoured dog treats say about the state of humanity?

CONNEXITY IS ONE OF THE LARGEST OPEN WEB E-COMMERCE MEDIA PLATFORMS



connexity
Open Web
connexity
Walled Gardens
amazon
Merchants

Note: Illustrative diagrams, not to scale.

HOW CONNEXITY DRIVES SHOPPERS TO MERCHANTS IN THE OPEN WEB

[1] Percentage of ex-TAC Gross Profit in 2020.



connexity
Open Web
Merchants
Walled Gardens
connexity
amazon
75%[1]
25%[1]

Publishers Solutions

- Monetized Links in Editorial Content
- Product Listings in Shopping Experiences

Audience Network (Walled Gardens)

- Search
- Social

OTTO overstock ebay SKECHERS macy's wayfair Walmart BED BATH & BEYOND Disney SEPHORA

CONNEXITY'S DIRECT RELATIONSHIPS WITH BLUE CHIP PARTNERS

Select Direct Merchant Relationships

1-800 flowers.com
BALLARD DESIGNS
BIRKENSTOCK
TORY BURCH
chewy.com
CRUTCHFIELD
Dickies
shop Disney
ebay
FANATICS.COM
DELL
LANDS' END
lenovo
Lulus
MICHAEL KORS
macy's
maurices
LAMPS PLUS
AÉROPOSTALE
OMAHA STEAKS
Parts Geek
petco
Sam's CLUB
SKECHERS
UNI QLO
wayfair
WebstaurantStore
wine.com

Premium Publisher Relationships

abc
BAZAAR
BUSINESS INSIDER
BuzzFeed
CONDÉ NAST
COSMOPOLITAN
Daily Mail
.dash
Forbes
GQ
theguardian
HEARST
THE HUFFINGTON POST
Men'sHealth
meredith
NBC
NEW YORK POST
People
THE NEW YORKER
tkww THE KNOT WORLDWIDE
USA TODAY
U.S. News & WORLD REPORT
VANITY FAIR
apartment therapy
VOGUE
VOX MEDIA
wirecutter A New York Times Company
Women'sHealth
REFINERY29

PUBLISHER EVOLUTION WITH IN COMMERCE CONTENT

Plugging in eCommerce

Connexity enabling monetization for shopping leads from content that was already being written

Investing in Commerce Content Strategy

Dedicated "commerce" editors using Connexity insights and data analytics platform for content prioritization and optimization

Building Branded, Curated Shopping Experiences

Using enriched, dynamic product listings to drive engagement and tools for real-time performance feedback

Connexity Value-Add

- One line of code = easy access to thousands of "always on" merchant budgets
- Premium negotiated CPC and CPA rates drive yield maximization
- 750M structured product inventory updated in real-time to ensure accuracy and conversion
- Industry insights and real-time page-level analytics drive content strategy and optimization

CONNEXITY PUBLISHER PRODUCTS ON EDITORIAL CONTENT

HEARST



GH
We may earn commission from links on this page, but we only recommend products we back. Why trust us?
12 Best Mattresses of 2021
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We updated this guide in September 2021 to update pricing and/or replace lin
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Lexie Sachs.
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Not to add more pressure, but buying a new mattress is one of the most imp
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The Good Housekeeping Institute Textiles Lab reviews mattresses of all kinds, from
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In addition to researching the brands, materials and features, we have product experts
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Taboola

CONNEXITY PUBLISHER PRODUCTS ON EDITORIAL CONTENT

GANNETT


Reviewed

THE BEST RIGHT NOW DEALS TECH

HOME & GARDEN

GET THIS HOME DEPOT BONE THRONE TO RULE HALLOWEEN

This monstrous seat brings lots of laughs

It's not quite the Iron Throne, but for *Game of Thrones* fans and anyone who digs Medieval-style stuff, this brand new monstrosity of a Halloween decoration from The Home Depot may have you whipping out your wallets at a glance.

As soon as we saw it, we knew we *had* to test out the Bone Throne. After all, it's our duty to make sure that you're sure you're getting what you pay for—especially at $199. Plus, we just really wanted to feel like Daenerys for a day.

About the Bone Throne

Bone Throne.

*Connexity Monetized Link


USA TODAY

GAMING COMMUNITY Submit a piece

HOW TO Block your number

OLD IPHONE? iOS 15 might not work

News Sports Entertainment Life Money Tech Travel Opinion

REVIEWED

11 affordable alternatives to the $10,000 couch that's blowing up on TikTok

Camryn Rabideau Reviewed.com

Published 11:46 a.m. ET Feb. 18, 2021 | Updated 3:01 p.m. ET Sept. 18, 2021

TikTok made me do it. Restoration Hardware

— Recommendations are independently chosen by Reviewed's editors. Purchases you make through our links may earn us a commission.

If you spend any amount of time on Instagram or TikTok, chances are you've seen the Restoration Hardware Cloud Sofa—even if you didn't realize that's what it was. This fluffy, high-end couch is the darling of celebrities and influencers, and it's quickly become the internet's latest obsession—and it's easy to see why.

Get expert shopping advice delivered to your phone. Sign up for text message alerts from the deal-hunting nerds at Reviewed.

The Cloud Sofa has a sleek modern silhouette, amazingly deep seats, and 100% down cushions, making it unbelievably plush and cozy. However, there's a catch, and oh boy, it's a doozy. The Cloud Sofa (or any of the other pieces in the brand's Cloud Collection) is incredibly expensive. The regular 6 feet long sofa *starts* at $4,000, and if you wanted, say, a sectional, it's going to cost you upward of $10,000. I'm all for investing in quality pieces of furniture, but that just seems excessive.

Cloud Sofa

*Connexity Monetized Link

CONNEXITY PUBLISHER PRODUCTS ON EDITORIAL CONTENT

News Corp Australia


Sydney Today 11°/18°
news.com.au
National World Lifestyle Travel Entertainment Technology Finance Sport More

Best Of › Home

12 top-rated weighted blankets that help to deliver your best sleep yet

Weighted blankets touted to help alleviate stress have boomed, and one leading brand is currently offering up to half price discounts

Mariela Summerhays
@mashsummerhays 10 min read June 24, 2021 - 9:28AM news.com.au

Our recommendations are dedicated to helping you find the right product at the right price. We may receive revenue from affiliate and advertising partnerships for sharing this content and when you make a purchase. Learn more

Whether you are buying for yourself, your child, or as a gift for a loved one, we have the best weighted blankets to soothe stress and anxiety here.

Hi, my name is Mariela and I have anxiety ... is not the way I ever thought I'd begin a shopping article. I think it's important you know that though, because if you've clicked through to this particular piece, you're likely to be looking for a salve for your stress, anxiety or insomnia.

You've come to the right place.

Perhaps a sign of the times, weighted blankets have risen in popularity in recent years. Not all options are made alike though, with quality materials, even distribution of weight, and exorbitant prices to contend with. Cut through the riff raff with our picks for the weighted blankets worth introducing to your sleeping routine.

NOTE TO READER: for a limited time, you can get up to 50 per cent off Calming Blankets with "WINTER"

BEST WEIGHTED BLANKETS

Whether you're looking for something that is kind to your wallet or are looking to invest in the most premium option on the market; are looking to soothe the nerves of both

up to 50 per cent off Calming

*Connexity Monetized Link


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Deals we're hoping make a reappearance Black Friday 2021

We're still a while away from knowing just what brands have in store for us - but if last year's deals are anything to go by, shoppers are poised to save big.

Edwina Carr Barraclough
15 min read July 1, 2021 - 2:47PM

Our recommendations are dedicated to helping you find the right product at the right price. We may receive revenue from affiliate and advertising partnerships for sharing this content and when you make a purchase. Learn more

Already the anticipation for the biggest shopping event of the year is building. Take a look at last year's deals for an idea of what deals will be on offer. Image: Pexels.

With end of financial year sales behind us, we now look forward to the remaining signpost sales events of the year.

RELATED: Everything you need to know about this year's Black Friday

RELATED: Best time to upgrade your Apple devices on its way

Expect us to cover them all - Click Frenzy: JuLove, you've not been forgotten - but certainly a shopping event you can expect us to provide all the intel on is Black Friday weekend.

BEST FRIDAY 2021 DEALS

While the specific deals that will be available during the event are still unknown, we have all the best offers that were snapped up last year below as clues.

BLACK FRIDAY 2020 TECHNOLOGY DEALS

Catch.com.au

If you're hankering for a new TV, Club Catch members can get the TEAC 50-Inch A5 Series Android 4K UHD Smart TV for $399 off its normal price of $529. Membership is $6.50 a month and there's also a 30-day free trial as well. The benefits include early access to deals, free shipping on eligible products and the opportunity to earn double flybuy points every dollar spent on eligible products. If you're not a member, you can still get the 58-inch A5 Series 4K UHD Smart TV which is onsale with a $196 discount for $499 (from $695).

The retailer has also slashed the prices of Apple AirPods Pro to $319 (a saving of $80), buy them here. You can also get $250 slashed off the Dyson V10 Absolute+ Cordless Vacuum Cleaner. It's now $849 (down from $1099). You can also buy Sony Noise Cancelling Headphones for $49 (down from $99).

58-inch A5 Series 4K

*Connexity Monetized Link

Taboola

CONNEXITY PUBLISHER
BUILDING A SHOPPING SITE

Product Listings
Syndicated into Curated Shopping Experience

meredith


REALSIMPLE
FOOD HOME FASHION BEAUTY LIFE CLEANING HOLIDAYS SALES
REALSIMPLE SHOP » BEAUTY » MAKEUP
Makeup
Face Cheeks Eyes Lips Sets & Palettes Makeup Remover Setting Spray & Powder Brushes & Applicators Tools & Accessories
Beauty
Makeup
Face
Lips
Eyes
Cheeks
Sets & Palettes
MORE
Shop By
EDITORS' PICKS
SALE
All Products On Sale
20% Off Or More
30% Off Or More
40% Off Or More
HOURGLASS
Hourglass Opaque Rouge Liquid...
NORDSTROM
$28.00
*Connexity Syndicated Product Listings


Latitude Run®
Latitude Run® Black Sectional Sofa...
Wayfair
$1179.99
*Connexity Syndicated Product Listings
Better Homes & Gardens
Shop Deals
LOG IN | JOIN NOW
Living Room Sets
FURNITURE
LIVING ROOM
Shop By
COLOR
SALE

CONNEXITY BY THE NUMBERS[1] - POWERING E-COMMERCE IN THE OPEN WEB AT SCALE

1,600+
direct merchant relationships

$4B+
Gross Merchandise Sales

750M
Product offerings (SKUs)

1M+
Monthly transactions

6k+
publisher relationships

(1) Company data. Connexity information includes pro forma Skimlinks results for periods prior to its acquisition by Connexity in May 2020. $4B in GMS is for LTM August 2021

DIRECT RELATIONSHIP WITH MERCHANTS

- **90%+** of revenue comes from direct merchants relationships
- **10%** from affiliates that Connexity is not directly managing
- **65%** of revenue is CPC, **35%** is CPA
- CPC budgets demonstrate how merchants completely **trust** Connexity's unique **technology**



SAMSUNG

AGENDA

- About Taboola
- Market Opportunity
- Taboola E-Commerce (with Connexity)
- **Synergies Mid Term (3-5 years)**
- Financial Information - 2021, 2022 Guidance



THEDAILY
Trending on The Web
What do pumpkin spice flavoured dog treats say about the state of humanity?

NY20000842X3---000032

1⁄3

OF OPEN WEB PUBLISHER REVENUE WILL BE E-COMMERCE

Source: Company Estimates.

PUBLISHERS NEED INTENT



Rare fossil of 25-million-year-old eagle that hunted koalas found in South Australia

By Rhea Mogul, CNN

Updated 1:09 PM ET, Mon September 27, 2021

The newly discovered species, Archaehierax sylvestris, is one of the oldest eagle-like raptors in the world.

(CNN) — Scientists have confirmed the discovery of a nearly complete fossil of a 25-million-year-old eagle that once flew over South Australia and preyed on koalas -- an incredibly rare find because of how well preserved it is, experts say.

The newly discovered species, Archaehierax sylvestris, is one of the oldest eagle-like raptors in the world, according to a study published Monday in the peer-reviewed journal, Historical Biology. Paleontologists from Adelaide's Flinders University unearthed the fossil in March 2016 on a remote outback cattle station during a research trip at Lake Pinpa in South Australia.

Archaehierax is the largest eagle known to have lived in Australia during the Oligocene period, which dates back about 33.9 million to 23 million years ago, the study said. It was smaller and more slender than the wedge-tailed eagle, Australia's largest bird of prey, according to the Western Australian Museum.

With feet nearly 15 centimeters (6 inches) long, the eagle would have had the ability to grasp large prey. The scientists said it would have hunted an extinct species of koala, which was about the same size as those alive today, as well as possums and other animals in trees, the study said.

~95% of Publisher Traffic Today **Has NO Intent**



~5% of Traffic **Has Intent**


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Taboola

Source: Company Estimates.

INTENT DRIVES YIELD
1 MIN ON GOOGLE SEARCH = 15 MIN ON FACEBOOK


TIME
1.5T min per month
$70B
120B min per month on Search
$87B*
0.38 cents per min
6.04 cents per min
YIELD

* Search revenue
Source: Company Analysis. Numbers cited are 2020.

OVER THE NEXT 5 YEARS
MORE TRAFFIC WITH INTENT + HIGHER YIELD

Integrating Connexity: increase traffic with intent + grow yield:

- Bring Connexity merchants to existing traffic (~5%)
- Data driven approach (what/when to write)
- Editorial commitment to e-Commerce
- Launching shopping sites


PUBLISHER TRAFFIC WITH INTENT
5% of traffic has intent
YIELD

SYNERGIES - $100M+ ANNUAL EX-TAC IN 4 YEARS

Synergy Description	Expected Annual Impact	
1. Connexity on Taboola Publishers - and grow publishers % of traffic with intent	$30M+	Supply
2. Take Connexity Global	$25M+	Supply
3. Connexity merchant demand on Taboola publisher supply	$10M+	Demand
4. Expanding Connexity's Client base by Leveraging Taboola Ad Sales	$20M+	Demand
5. Better personalization/yield by merging datasets - recommendations + e-commerce	$15M+	Demand

Taboola

1. UPSELL CONNEXITY TO TABOOLA PUBLISHERS IN EXISTING MARKETS

6%

of Connexity's Revenue **comes from Taboola publishers**.



US
UK
Germany
France
Italy



RPM
Intent Traffic %

+$30M

in Ex-TAC

Taboola

2. TAKE CONNEXITY GLOBAL (where Connexity isn't operating)

+$25M

in Ex-TAC


RPM
Intent Traffic %


Finland
Sweden
Denmark
Netherlands
Poland
Russia
Spain
Turkey
Israel
China
Korea
Japan
India
Thailand
Mexico
Colombia
Brazil
Argentina
Australia
New Zealand

3. CONNEXITY DEMAND ON TABOOLA SUPPLY

+$10M

in Ex-TAC


NEWS
s homes vandalized
s to approve $2K...
Taboola Feed
Taboola Feed
Buy Headphones and Earphones Online - Premium High End Headphones
Sponsored | HeadphoneIN.com
Shop Now
nd Earphones Online -
Headphones
Shop Now

4. EXPANDING CONNEXITY'S CLIENT BASE BY LEVERAGING TABOOLA AD SALES

2
US Advertiser sellers
(Connexity alone)

40
US Advertiser sellers
(with Taboola)

+$20M
in Ex-TAC

Taboola

5. BETTER PERSONALIZATION/YIELD BY MERGING DATASETS - RECOMMENDATIONS + E-COMMERCE

Taboola

Readership Data[1]

- **500M daily active users**
- **30 billion clicks ("people who read this also read")**

connexity

Commerce Data[1]

Intent data **from 1M transactions** a month

Highly targeted recommendations at massive scale globally

+$15M

in Ex-TAC

(1) Source: Company data.

AGENDA

- About Taboola
- Market Opportunity
- Taboola E-Commerce (with Connexity)
- Synergies Mid Term (3-5 years)
- **Financial Information - 2021, 2022 Guidance**


THEDAILY
Trending on The Web
What do pumpkin spice flavoured dog treats say about the state of humanity?

IMPORTANT NOTES ON FINANCIALS

- Connexity business is reported on a Gross / Net hybrid basis
- Transaction closed September 1, so one month of Connexity will be included in Q3 financials
- Important definitions in the financials we are sharing:
  - "Reported Basis" means that Connexity only appears in financial metrics starting Sep 1
  - "Pro Forma Basis" means that historical Connexity financials have been added to historical Taboola stand-alone financials
- Revised prospectus will be filed later this week, which will include an updated Pro Forma



connexity
RETAIL PERFORMANCE MARKETING

Transaction Recap

One of the largest e-Commerce media platforms in the world

(1) Subject to regulatory approval and customary closing conditions

$800 million Total Consideration

Including purchase price and retention incentives

$590M cash of which $300M debt financed

$210M in Taboola stock and equity incentives

- $143M (17.3M shares) equity on close
- $30M (3.7M shares) retention based holdback
- $40M future equity incentives

Debt Financing

$300M senior secured term loan

- Term: Seven year
- Interest rate: Libor plus 4%, paid quarterly
- Principal paid each quarter: 0.25% ($750k) of the total amount (1% per year) and 93.25% at the end of 7 years
- No maintenance covenants

STRONG H1: BEAT EXPECTATIONS ACROSS ALL MEASURES IN Q1 AND Q2

	Q1 2021A	Q1 PIPE Projection	% above projection	Q2 2021A	Q2 Guidance	% above guidance
Revenues	$303	$286	6%	$329	$315 - $320	4%
ex-TAC Gross Profit (1)	$106	$95	12%	$117	$108 - $113	6%
Gross Profit	$89	$78	14%	$100	$88 - $95	9%
Adjusted EBITDA (1)	$34	$25	34%	$41	$34 - $36	17%
Ratio of Adjusted EBITDA to ex-TAC Gross Profit	31.6%	26.3%	5.3 pts	35.0%	30 - 33%	3.5 pts

(1) Non-GAAP measure, see appendix for reconciliation to GAAP

HISTORICAL & PROJECTED REVENUES & EX-TAC GROSS PROFIT[1] (REPORTED BASIS)

Revenues



64.3%
37.3%
20.3%
8.7%
17.4%
23.5%
$552
$758
$909
$1,094
$1,189
$1,396
$1,724
2016A
2017A
2018A
2019A
2020A
2021E
2022E

ex-TAC Gross Profit



72.5%
31.8%
5.0%
29.1%
32.5%
29.6%
$124
$214
$282
$296
$382
$506
$655
2016A
2017A
2018A
2019A
2020A
2021E
2022E

YoY growth

Taboola

(1) Non-GAAP measure, see appendix for reconciliation to GAAP
Note: 2021 and 2022 projections reflect the mid-point of current company guidance.

HISTORICAL & PROJECTED REVENUES & EX-TAC GROSS PROFIT[1] (PRO FORMA BASIS)

Revenues


$678
$869
$1,020
$1,230
$1,352
$1,508
$1,724
2016A
2017A
2018A
2019A
2020A
2021E
2022E

ex-TAC Gross Profit


17.0%
$193
$276
$324
$344
$451
$560
$655
2016A
2017A
2018A
2019A
2020A
2021E
2022E

YoY growth

(1) Non-GAAP measure, see appendix for reconciliation to GAAP
Note: 2021 and 2022 projections reflect the mid-point of current company guidance.

Taboola

Q3 2021 GUIDANCE: REPORTED BASIS WITH CONNEXITY AS OF SEPTEMBER 1

($'s in millions)

	Guidance
Revenues	$338 to $342M
ex-TAC Gross Profit (1)	$122 to $124M
Gross Profit	$101 to $103M
Net income (loss)	($7) to ($5M)
Adjusted EBITDA (1)	$36 to $37M

Acquisition of Connexity closed on September 1, 2021, therefore Guidance includes one month of Connexity

(1) Non-GAAP measure, see appendix for reconciliation to GAAP

FY 2021 and FY 2022 GUIDANCE: REPORTED BASIS WITH CONNEXITY AS OF SEPTEMBER 1

($'s in millions)

	Guidance		
	FY 2021	FY 2022	FY '22 vs. FY '21 (Midpoint)
Revenues	$1,392 to $1,400M	$1,698 to $1,748M	23.5%
ex-TAC Gross Profit (2)	$503 to $509M	$645 to $665M	29.6%
Gross Profit	$418 to $424M	$530 to $550M	28.3%
Net income (loss)	($41) to ($35M)	($18) to $2M	78.9%
Adjusted EBITDA (2)	$168 to $171M	$193 to $213M	20.1%

(1) Y/Y % variance represents midpoint of each year’s respective guidance
(2) Non-GAAP measure, see appendix for reconciliation to GAAP

ADDITIONAL MODELING ASSUMPTIONS

- Interest expense of approximately $3.5M a quarter associated with $300M term loan
- Share based compensation of approximately $126M in 2021 unusually high as a result of going public triggering event, 2022 estimated at $73M
- Fully weighted diluted share count was approximately 273M as of Sep 1, 2021 following the close of the Connexity acquisition.
- Free Cash Flow expected to be 60% of Adjusted EBITDA in long-term models



connexity
RETAIL PERFORMANCE MARKETING

KEY FINANCIAL TAKEAWAYS

- Strong H1 2021, exceeding expectations, builds on multi-year positive track record
- Adding Connexity strengthens further our financial profile and brings high value demand and product capabilities in important e-commerce category
- Expect $100 million in ex-TAC Gross Profit annual synergies in four years, roughly equivalent to adding another Connexity
- Updated 2021 guidance and initial 2022 guidance with Connexity reflects continued strong growth and profitability
- Rule of 40+ Company: ex-TAC growth + Ratio of Adj. EBITDA to ex-TAC Gross Profit always above 40%

Taboola

Thank you.

APPENDIX

EX-TAC GROSS PROFIT RECONCILIATION (REPORTED BASIS)

($ in Millions)	2016A	2017A	2018A	2019A	2020A	2021E	2022E
Revenues	**$552.1**	**$757.9**	**$909.2**	**$1,093.8**	**$1,188.9**	**$1,396.0**	**$1,724.0**
Traffic Acquisition Cost (TAC)	427.7	544.2	627.7	$798.0	$806.5	$890.0	$1,069.0
Other Cost of Revenues	23.2	35.1	47.3	63.9	62.9	$85.0	$93.0
Gross Profit	**$101.2**	**$178.6**	**$234.2**	**$231.9**	**$319.5**	**$421.0**	**$562.0**
Other Cost of Revenues	23.2	35.1	47.3	63.9	62.9	85.0	93.0
ex-TAC Gross Profit	**$124.4**	**$213.7**	**$281.5**	**$295.8**	**$382.4**	**$506.0**	**$655.0**

Note: 2021 projections reflect the midpoint of current company guidance.

EX-TAC GROSS PROFIT GUIDANCE RECONCILIATION (REPORTED BASIS)

($'s in millions)

	Guidance		
	Q3 2021	FY 2021	FY 2022
Revenues	**$338 - $342M**	**$1,392 - $1,400M**	**$1,698 - $1,748M**
Traffic Acquisition Cost (TAC)	($217 - $219M)	($886 - $894M)	($1,048 - $1,090M)
Other Cost of Revenues	($20 - $22M)	($84 - $86M)	($105 - $125M)
Gross Profit	**$101 - $103M**	**$418 to $424M**	**$530 to $550M**
Other Cost of Revenues	$20 - $22M	$84 - $86M	$105 - $125M
ex-TAC Gross Profit (1)	**$122 - $124M**	**$503 to $509M**	**$645 to $665M**

ADJUSTED EBITDA GUIDANCE RECONCILIATION
(REPORTED BASIS, BASED ON THE MIDPOINT OF CURRENT GUIDANCE)

($'s in millions)

	Q3 2021E	FY 2021E	FY 2022E
Estimated Net Income (Loss)	**($6)**	**($38)**	**($8)**
Estimated Adjustments:			
Finance Expense	2	5	15
Tax Expense	5	22	31
Depreciation and Amortization	12	49	76
Share Based Compensation	21	126	73
M&A Cost	2	5	-
Other	-	-	16
Adjusted EBITDA (1)	**$36**	**$169**	**$203**

Note: We have historically provided guidance for Adjusted EBITDA but not for Net income (loss), the most directly comparable GAAP measure. Certain elements of Net income (loss), including tax expense and share-based compensation expenses, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance for Net Income (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. For these reasons, we do not expect to project Net income (loss) for the foreseeable future. However, due to the materiality of the Connexity acquisition and its potential impacts on our financial position and results of operations, we invested substantial resources for due diligence and financial planning and analysis in the transaction. For those reasons and to support our internal governance processes, we prepared and can provide one-time estimates for Net income (loss) and its components for the periods shown.